EXHIBIT 5.1

[LETTERHEAD OF ALLIANCE IMAGING, INC.]

November 14, 2001

Alliance Imaging, Inc
1065 PacifiCenter Drive, Suite 200
Anaheim, CA 92806

Ladies and gentlemen,

    I am the General Counsel to Alliance Imaging, Inc., a Delaware corporation (the "Company"), and am familiar with the proceedings and documents relating to the proposed registration by the Company, through a Registration Statement on Form S-8 (the "Registration Statement"), to be filed by the Company with the Securities and Exchange Commission, of the deferred compensation obligations (the "Obligations") and shares of the Company's common stock, $0.01 par value (the "Shares"), issuable pursuant to the Alliance Imaging, Inc. Directors' Deferred Compensation Plan (the "Plan").

    For the purposes of rendering this opinion, I have examined such corporate records, agreements and other documents of the Company as I have deemed relevant and necessary as a basis for rendering the opinion hereinafter set forth.

    Based on the foregoing, I am of the opinion that the Shares, when issued and paid for in accordance with the terms and conditions set forth in the Plan, will be duly authorized, validly issued, fully paid and nonassessable and that the Obligations, when arising under the Plan in accordance with its terms, will be duly authorized, legally valid and binding on the Company, except as may be limited by the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights or remedies of creditors.

    I consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,
/s/ Russell D. Phillips, Jr. Russell D. Phillips, Jr. General Counsel of Alliance Imaging, Inc.